Exhibit 99.1

Borr Drilling Limited reports new contracts in October 2019 fleet status report

Borr Drilling Limited (NYSE: BORR, OSE: BDRILL) (the “Company”) has issued an updated fleet status report, available on the Company’s website and attached to this release. The report includes news about five new contracts and extensions since the previous fleet status report in August 2019, comprising two newbuilds, one warm stacked rig and extensions of two active rigs. This is expected to add approximately 55 months and approximately USD 151 million of additional backlog revenue since the previous fleet status report in August 2019. In addition, the previously reported LOA for Prospector 1 has been converted into a firm contract.

Two of the announced contracts are with Pemex and will be based on the same integrated services structure that of the three other rigs the Company has contracted with Pemex.

With the activations of two additional newbuild units and the reactivation of a warm stacked unit, the Company has increased the number of contracted and committed rigs to 18. In addition, the company has commenced activation of an additional newbuild rig from Keppel as result of advanced negotiations for a contract with expected start-up in January 2020.

1 November 2019
Hamilton, Bermuda

Website: www.borrdrilling.com

Forward looking statements

This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as “anticipate”, “continue”, “expect”, “should”, “will” and similar expressions and include expectations regarding contract backlog and contract terms, contract duration and operation of our jack-up rigs. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although Borr Drilling Limited believes that these assumptions are reasonable, they are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. In addition to the important factors and matters discussed elsewhere in this report, important factors that, in our view could cause actual results to differ materially from those discussed in the forward looking statements are included in our most recent annual report.

The information, opinions and forward-looking statements contained in this announcement speak only as of the date hereof and are subject to change without notice.